UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Velodyne Lidar, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92259F101

(CUSIP Number)

DAVID S. HALL

c/o Stewart Landefeld

Perkins Coie LLP

1201 Third Avenue Suite 4900

Seattle, WA 98101-3099

(206) 359-8000

c/o Steve Wolosky, Esq.

Elizabeth Gonzalez-Sussman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 2, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92259F101

1	NAME OF REPORTING PERSON

DAVID S. HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		98,506,156 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

59,866,921
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

98,506,156 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.4%
14	TYPE OF REPORTING PERSON

IN

(1) Consists of (i) 59,866,921 Shares held directly by Mr. Hall and (ii) 38,639,235 Shares held by other stockholders over which, except under limited circumstances, Mr. Hall holds an irrevocable voting proxy, as further described in Item 4 and 6.

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CUSIP No. 92259F101

1	NAME OF REPORTING PERSON

MARTA THOMA HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,282,424 (1)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,282,424 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

IN

(1) Mr. Hall holds a voting proxy over all such Shares.

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CUSIP No. 92259F101

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 92259F101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Items 2(b) and (c) are hereby amended and restated to read as follows:

(b)       The principal business address of Mr. and Mrs. Hall is 6114 LaSalle Avenue, #441, Oakland, CA 94611. The principal business address of Mr. Singer is 323 Sunny Isles Blvd, Suite 700, Sunny Isles Beach, FL 33160.

(c)       The principal occupation of Mr. and Mrs. Hall is focusing on their personal investments and inventions. The principal occupation of Mr. Singer is serving as the managing member of VIEX Capital Advisors, LLC.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

In connection with the merger described in that certain Agreement and Plan of Merger, dated as of July 2, 2020 (the “Merger”), and amended on August 20, 2020, by and among the Issuer (formerly known as Graf Industrial Corp.), VL Merger Sub Inc. and Velodyne Lidar USA, Inc. (formerly known as Velodyne Lidar, Inc., the “Predecessor Company”). Mr. Hall received 59,770,524 Shares in exchange for 20,066,595 Shares in the Predecessor Company. On the effective date of the Merger, the closing price of the Shares was $24.75 per Share. Mr. Hall also received 220,336 restricted stock units (“RSUs”) of the Issuer in exchange for 75,000 RSUs in the Predecessor Company in connection with the Merger. Each RSU represented the right to receive one Share. Upon Mr. Hall’s resignation as Executive Chairman of the Board, 96,397 shares had vested, and the remaining RSUs were cancelled. In addition, in connection with the Merger, Mrs. Hall received 5,935,865 Shares in exchange for 1,992,832 Shares in the Predecessor Company. Mrs. Hall also received 514,116 RSUs of the Issuer in exchange for 175,000 RSUs in the Predecessor Company in connection with the Merger, with each RSU representing the right to receive one Share. Upon Mrs. Hall’s termination as Chief Marketing Officer 346,559 shares had vested, and the remaining RSUs were cancelled.

Subject to the satisfaction of a service-based requirement, Mrs. Hall received 7,793 RSUs from the Issuer each representing the right to receive one Share. The service-based requirement with respect to 100% of the RSUs requires Mrs. Hall to remain in continuous service on the Board of the Issuer through March 29, 2021.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

Since the consummation of the Merger, the Reporting Persons have tried to work cooperatively with the Board to express their concerns with the Issuer’s corporate governance, strategy and financial performance but have felt disregarded. In attempting to enhance the Board, the Reporting Persons tried to recommend highly qualified directors to join the Board and took every effort to avoid a public nomination of Mr. Hall’s nominee, Eric Singer. Shortly thereafter, the Issuer chose to remove the Reporting Persons from their roles at the Issuer – Mr. Hall as Chairman and Mrs. Hall as Chief Marketing Officer, on February 19, 2021 and took the highly unusual step to publicly censure the Reporting Persons as directors, presenting few facts to support the censure. Recently, the Board further sought to manipulate the corporate machinery in moving director Chris Thomas to a new class to avoid having to face re-election at the upcoming annual meeting of stockholders. Since the Reporting Persons were removed from their roles at the Issuer, the Issuer’s stock has declined over 30%.

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CUSIP No. 92259F101

Although Mr. Hall controls approximately 58% of the outstanding Shares, Mr. Hall has felt marginalized in the boardroom and does not believe his input has been respected by the other members of the Board. For these reasons, on March 2, 2021, Mr. Hall notified the Board of his decision to resign as a director of the Issuer, effective immediately.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 168,713,296 Shares outstanding, as of November 4, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

A.	Mr. Hall
(a)	As of the date hereof, Mr. Hall beneficially owned 98,506,156 Shares, consisting of (i) 59,866,921 Shares held directly by Mr. Hall and (ii) 38,639,235 Shares held by other stockholders over which, except under limited circumstances, Mr. Hall holds an irrevocable voting proxy, as further described in Item 4.

Percentage: Approximately 58.4%

(b)	1. Sole power to vote or direct vote: 98,506,156
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 59,866,921
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Hall has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.[1]

B.	Mrs. Hall
(a)	As of the date hereof, Mrs. Hall beneficially owned 6,282,424 Shares. Mr. Hall holds an irrevocable voting proxy over all such Shares. The Shares reported below exclude the Shares held by her spouse, Mr. Hall.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 6,282,424 4. Shared power to dispose or direct the disposition: 0

1 In connection with his resignation as a director of the Issuer, 3,340 RSUs held by Mr. Hall were cancelled on March 2, 2021.

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CUSIP No. 92259F101

(c)	Mrs. Hall has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.[2]

C.	Mr. Singer
(a)	As of the date hereof, Mr. Singer does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

2 In connection with her termination as Chief Marketing Officer of the Issuer, 35,803 RSUs held by Mrs. Hall were cancelled on February 19, 2021.

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CUSIP No. 92259F101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2021

/s/ David S. Hall
DAVID S. HALL, individually and as attorney-in-fact for Eric Singer

/s/ Marta Thoma Hall
MARTA THOMA HALL

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